Mail Stop 3561

February 8, 2007

Steven P. Wyandt
Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

      Re: Nitches, Inc.
              Post Effective Amendment No. 2 to Form S-1 on Form S-3
              Filed February 1, 2007
              File No. 333-136470

              Form 10-Q/A for Fiscal Quarter Ended May 31, 2006
              Filed January 31, 2007
              Form 10-K/A for Fiscal Year Ended August 31, 2006
              Filed January 31, 2007
              Form 10-Q/A for Fiscal Quarter Ended November 30, 2006
              Filed January 31, 2007
              File No. 0-13851

Dear Mr. Wyandt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post Effective Amendment No. 2 to Form S-1 on Form S-3

Incorporation By Reference, page 9

1. It appears that you have not incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your latest annual report, as required by Item 12(a)(2) of Form S-3. Please revise accordingly.

Form 10-Q/A for Fiscal Quarter Ended May 31, 2006, Form 10-K/A for Fiscal Year Ended August 31, 2006 and Form 10-Q/A for Fiscal Quarter Ended November 30, 2006

Controls and Procedures

2. We note your disclosures "Except as set forth above, no changes were made…," "With the exception of the Home Décor acquisition, no changes were made…" and "Except as described above, no changes were made…," as stated in your Form 10-Q/A for Fiscal Quarter Ended May 31, 2006, Form 10-K/A for Fiscal Year Ended August 31, 2006 and Form 10-Q/A for Fiscal Quarter Ended November 30, 2006, respectively. Please confirm that in future filings, you will revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer, Esq.
        Duane Morris LLP
        Fax: (619) 744-2201